PGIM Investments LLC

655 Broad Street
Newark, New Jersey 07102

April 1, 2026

The Board of Trustees
Prudential Investment Portfolios 12
655 Broad Street
Newark, New Jersey 07102

Re:  PGIM Enhanced Retirement Spending Fund (the Fund)

To the Board of Trustees:

PGIM Investments LLC (“PGIM Investments”) has contractually agreed to limit Total Annual Fund Operating Expenses after fee waivers and/or expense reimbursements to 0.35% of average daily net assets for Class R6 shares. This contractual waiver includes acquired fund fees and expenses, and excludes Fund and any acquired fund interest, brokerage, taxes (such as income and foreign withholding taxes, stamp duty and deferred tax expenses), extraordinary expenses, and certain other Fund expenses such as dividend and interest expense and broker charges on short sales. Expenses waived or reimbursed by the Manager for the purpose of preventing the expenses from exceeding a stated expense ratio limit may be recouped by the Manager within the same fiscal year in which such waiver and/or reimbursement is made. Any such recoupment is limited to the lesser of the amounts that would be recoupable under: (i) the expense limitation in effect at the time the waiver and/or reimbursement was made or (ii) the expense limitation in effect at the time of recoupment. This waiver has no express termination date and may not be terminated by PGIM Investments without the prior approval of the Fund’s Board of Trustees.

Very truly yours,

PGIM INVESTMENTS LLC

By:	s/Scott E. Benjamin
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Name:	Scott E. Benjamin
Title:	Executive Vice President